UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Landauer, Inc.

(Name of Subject Company)

Landauer, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

51476K103

(CUSIP Number of Class of Securities)

Daniel J. Fujii

Vice President, Chief Financial Officer and Secretary

Landauer, Inc.

2 Science Road

Glenwood, Illinois 60425

(708) 755-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission on September 20, 2017 by Landauer, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Fern Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Fortive Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.10 per share, including Restricted Stock and Performance-Based Restricted Stock (the “Shares”), of the Company, at a price of $67.25 per Share net to the seller in cash, without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the offer to purchase dated September 20, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule 14D-9, and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule 14D-9, which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Schedule 14D-9 is hereby incorporated by reference in response to Items 1 through 8 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule 14D-9. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

This Amendment is being filed to amend and supplement Items 1, 2 and 8 as reflected below.

Items 1, 2 and 8.

The information set forth in Items 1, 2 and 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“At 11:59 P.M., New York City time, on Wednesday, October 18, 2017, the Offer and the withdrawal rights expired. The Paying Agent advised that, as of the expiration of the Offer, a total of 7,502,392 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 77.87% of the Shares outstanding as of the expiration of the Offer. In addition, the Paying Agent advised that Notices of Guaranteed Delivery have been delivered with respect to 487,331 additional Shares, representing approximately 5.06% of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Purchaser irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such Shares will be made promptly by the Paying Agent.

Parent will complete its acquisition of the Company by consummating the Merger pursuant to the Merger Agreement without a meeting of the Company stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each Share (other than Dissenting Shares and Shares held by the Company, Parent or Purchaser or any of their respective wholly owned subsidiaries) then outstanding will be canceled and converted into the right to receive the Offer Price, in cash, without interest and subject to required withholding of taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on the New York Stock Exchange. The Company intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9/A is true, complete and correct.

LANDAUER, INC.

By:	/s/ Daniel J. Fujii
Name:	Daniel J. Fujii
Title:	Vice President, Chief Financial Officer and Secretary

Dated: October 19, 2017